Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three Months Ended March 31,
	2009	2008
Earnings before fixed charges:
Loss before income taxes	$(70)	$(18)
Plus: Fixed charges	101	119

Earnings available to cover fixed charges	$31	$101

Fixed charges:
Interest, including amortization of deferred financing costs (a)	85	104
Interest portion of rental payment	16	15

Total fixed charges	$101	$119

Ratio of earnings to fixed charges (b)	—	—

(a)

Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Three Months Ended March 31,
	2009	2008
Related to debt under vehicle programs	$46	$72
All other	39	32

	$85	$104

(b)	Earnings were not sufficient to cover fixed charges for the three months ended March 31, 2009 and 2008.

* * *